UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIO-TECHNE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	000-17272	41-1427402
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

614 McKinley Place NE Minneapolis, MN	55413
(Address of principal executive offices)	(Zip Code)

Shane V. Bohnen (612) 851-4841

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Most of the products Bio-Techne manufactures or contracts to manufacture do not contain conflict minerals. However, under our ProteinSimple brand included in our Analytical Solutions Division, we sell instruments, some of which include tin, tungsten, tantalum and/or gold (“3TG”). We also sell two other small groups of reagent products, one under our R&D Systems brands that contains 3TG. These product lines collectively are the subject of this Report.

Conflict Minerals Disclosure

A copy of Bio-Techne Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.bio-techne.com .

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 1, 2026	By:	/s/ Shane V. Bohnen
	Name:	Shane V. Bohnen
	Title:	Senior Vice President, General Counsel and Secretary